Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

The Board of Directors

BancTrust Financial Group, Inc.

We consent to the incorporation by reference in the Registration Statements (No. 333-71910, 333-87659, 333-76575, and 333-108295) on Form S-8 and (No. 333-115129) on Form S-3 of BancTrust Financial Group, Inc. of our reports dated March 15, 2005, with respect to the consolidated statements of financial condition of BancTrust Financial Group, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which report appears elsewhere in this Form 10-K.

/s/ KPMG LLP

Birmingham, Alabama

March 15, 2005